SILVER BAY RESOURCES, INC.
                               4133 Stanford Ave.
                                  Dallas, Texas
                                    USA 75225


November 7, 2008

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Mail Stop 7010 100 F Street, NE
Washington, DC 20549

Attention: Norman W. Gholson and Anna Nguyen Parker

Re: Silver Bay Resources, Inc. (the "Company")
    Registration Statement on Form S-1
    Filed September 17, 2008.
    File No. 333-153510

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of its Registration Statement on Form S-1 to 12:00 (Eastern Standard Time) on November 11, 2008 or as soon thereafter as is practicable.

In connection with the Company's request for acceleration of the effective date of its Registration Statement on Form S-1, the Company acknowledges that:

     * Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

Very truly yours,

Silver Bay Resources, Inc.


/s/ Donald R. Gardner
----------------------------------
Donald R. Gardner
Chief Executive Officer,
Chief Financial Officer,
President, Secretary,
Treasurer and
Director Principal Executive Officer
and (Principal Accounting Officer)